

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Ilan Levin
Chief Executive Officer
Moringa Acquisition Corp
250 Park Avenue, 7th Floor
New York, NY 10177

> **Re: Moringa Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 15, 2022**
> **File No. 001-40073**

Dear Ilan Levin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gary Emmanuel, Esq.